UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934
Copa Holdings, S.A.
(Name of Issuer)

Class A Common Stock, without par value
(Title of Class of Securities)

P31076105
(CUSIP Number)

May 21, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P31076105
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Continental Airlines, Inc. 74-2099724
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

Item 1(a). Name of Issuer:

Copa Holdings, S.A.

Item 1(b). Address of Issuer's Principal Executive Offices:

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

Panama City, Panama

Item 2(a). Name of Person Filing:

Continental Airlines, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

Item 2(c). Citizenship:

Delaware, U.S.A.

Item 2(d). Title of Class of Securities:

Class A Common Stock, without par value

Item 2(e). CUSIP Number:

P31076105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0

    Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL AIRLINES, INC.

Dated: May 21, 2008

By: /s/ Lori A. Gobillot

Name: Lori A. Gobillot

Title: Staff Vice President and Assistant General Counsel